Exhibit 99.1

LATAM Airlines Group reports preliminary monthly statistics for September 2017

Santiago, Chile, October 10, 2017– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM), the leading airline group in Latin America, today reported its preliminary monthly traffic statistics for September 2017 compared to September 2016.

System passenger traffic increased by 3.9%, while capacity rose 2.0%. As a result, the Company’s load factor for the month increased 1.5 points to 86.4%. International passenger traffic accounted for approximately 57% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	September			Year to Date ending September
	2017	2016	% Change	2017	2016	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (millions)
SYSTEM	9,509	9,156	3.9%	85,983	84,755	1.4%
DOMESTIC SSC (1)	1,608	1,555	3.4%	14,205	14,151	0.4%
DOMESTIC BRAZIL (2)	2,487	2,393	4.0%	22,087	23,292	-5.2%
INTERNATIONAL (3)	5,413	5,209	3.9%	49,691	47,312	5.0%

AVAILABLE SEAT KILOMETERS (millions)
SYSTEM	11,012	10,792	2.0%	101,472	100,813	0.7%
DOMESTIC SSC (1)	1,962	1,964	-0.1%	17,500	17,513	-0.1%
DOMESTIC BRAZIL (2)	2,926	2,922	0.2%	26,937	28,384	-5.1%
INTERNATIONAL (3)	6,123	5,907	3.7%	57,034	54,916	3.9%

PASSENGER LOAD FACTOR
SYSTEM	86.4%	84.8%	1.5 pp	84.7%	84.1%	0.7 pp
DOMESTIC SSC (1)	81.9%	79.2%	2.8 pp	81.2%	80.8%	0.4 pp
DOMESTIC BRAZIL (2)	85.0%	81.9%	3.1 pp	82.0%	82.1%	-0.1 pp
INTERNATIONAL (3)	88.4%	88.2%	0.2 pp	87.1%	86.2%	1.0 pp

PASSENGERS BOARDED (thousands)
SYSTEM	5,618	5,392	4.2%	49,533	49,897	-0.7%
DOMESTIC SSC (1)	1,940	1,872	3.6%	16,663	16,846	-1.1%
DOMESTIC BRAZIL (2)	2,374	2,273	4.4%	20,853	21,778	-4.2%
INTERNATIONAL (3)	1,303	1,246	4.6%	12,017	11,273	6.6%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (millions)
SYSTEM	285	279	2.3%	2,462	2,495	-1.3%

AVAILABLE TON KILOMETERS (Cargo) (millions)
SYSTEM	501	538	-6.9%	4,589	5,001	-8.2%

CARGO LOAD FACTOR
SYSTEM	57.0%	51.8%	5.1 pp	53.7%	49.9%	3.8 pp

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-8765 www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 140 destinations in 25 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The company is employing over 43,000 people worldwide, operating more than 1,200 flights per day and transporting 67 million passengers per year.

LATAM Airlines Group has one of the youngest and most modern fleets in the world. Its 322 aircraft average an age of approximately seven years and feature the latest variants, including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group (formerly LAN Airlines) comprises subsidiaries in Peru, Argentina, Colombia and Ecuador as well as LATAM CARGO and its subsidiaries; in addition to TAM S.A and its subsidiaries, TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) and its business units TAM Transportes Aéreos Del Mercosur S.A. (LATAM Airlines Paraguay) and Multiplus S.A.

LATAM is the brand adopted by LATAM Airlines Group member airlines, and is being rolled-out in its products and services as part of a gradual integration plan.

LATAM Airlines Group is the only airlines group in Latin America and one of two worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2016, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the third consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange, and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.